EXHIBIT 99.1

Stantec selected by Pattern Energy to serve as Owner’s Engineer for the SunZia Transmission Project

The project is part of the largest clean energy infrastructure initiative in US history and will deliver 3,000 megawatts of power to communities throughout the southwest US

EDMONTON, Alberta and NEW YORK and PHOENIX, July 26, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by Pattern Energy Group LP (Pattern Energy) to serve as Owner’s Engineer (OE) for the SunZia Transmission Project. The project is part of the largest clean energy infrastructure initiative in US history and, once complete, will provide the capacity to deliver 3,000 megawatts (MW) of clean renewable energy to communities in Arizona and California—enough to supply a population of 3 million people.

The SunZia Transmission Project is enabling Pattern Energy to develop up to 3,500 MW of wind power in New Mexico and then transport that clean energy to communities in the southwest US. The project includes the development of a 3,000-MW capacity, 525-kilovolt (kV) high voltage direct current (HVDC) transmission system with overhead lines traversing across approximately 550 miles of federal, state, and private lands between central New Mexico and central Arizona. The project is another critical step forward in the transition towards clean energy. It includes a number of groundbreaking technological developments in HVDC transmission, such as power and voltage ratings for voltage source converters and overhead lines, as well as the application of alternating current (AC) choppers.

“Stantec is proud to partner with Pattern Energy on the SunZia Transmission Project, an initiative that will deliver abundant renewable energy to communities throughout the southwest region,” says Mario Finis, executive vice president of Energy & Resources at Stantec. “The energy transition will require a significant investment in our grid infrastructure, and the SunZia project represents the type of planning and investment needed for the US to fully integrate renewable energy onto the grid.”

Stantec will provide specialist HVDC Owner’s Engineer services for the SunZia Transmission Project, which includes electrical, civil, structural, building, and mechanical engineering services associated with the HVDC converter stations and AC choppers. The scope of the project includes performing design reviews, interface management, witnessing factory acceptance tests for major equipment, and commissioning assistance. Stantec has also been retained to provide OE services associated with the HVDC transmission line and review of protection design of wind plants and collector network in New Mexico.

“SunZia is one of America’s most ambitious renewable energy infrastructure projects and having Stantec provide their industry leading HVDC experience as our Owner’s Engineer is critical to our success. We are proud to have them as a partner on SunZia,” says Derek Price, vice president of Engineering, Procurement and Construction Group at Pattern Energy.

Stantec has more than 55 years of experience on HVDC transmission projects around the globe. The power delivery team has provided engineering services representing over 100,000 MW of the world’s planned or installed capacity of HVDC. The team is currently providing specialist services for more than a dozen major HVDC projects globally, including the EuroAsia Interconnector, a proposed HVDC multi-terminal link between Crete, Cyprus, and Israel.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 ashley.warnock@Stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (587) 579-2086 ir@stantec.com

Design with community in mind